FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August 2003

Pacific North West Capital Corp.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

Form 20F __X___

Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes __X__

No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4828

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.

(Registrant)

“Taryn Downing”

Date:   September 30, 2003

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

August 11, 2003

Item 3: Press Release

A Press release dated and issued August 11, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company announces additional drill hole results from it’s River Valley property in Sudbury, Ontario.

Item 5: Full Description of Material Change

See attached News Release dated August 11, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ August 14, 2003____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP.

2303 West 41st Avenue, Vancouver, BC  V6M 2A3   Toll free 1-800-667-1870

Symbol: PFN-Toronto Stock Exchange / PAWEF- OTCBB

Pacific North West Capital Corp. NEWS RELEASE August 11th, 2003

RIVER VALLEY PGM PROPERTY:  Further zone definition at Lismers and Dana Lake.

The River Valley property, located about 60 km northeast of Sudbury is being explored as part of a 50:50 Joint-Venture between PFN and Anglo American Platinum Corporation Limited, which is funding the current $5.3 million program; PFN is the project Manager.  To date, Anglo Platinum has committed over $12 million to the project.

Eight drill holes reported below were collared in the Dana Lake area (DL 135, 137, 138, 145, 147, 148, 149 and 150). An additional 6 holes are reported from the Lismer’s Ridge area, LR 109, 111, 117, 118, 119, 120, and 121.

Two higher grade intervals were intercepted in DL 137  (5.46 g/t Pt+Pd over 4.5 metres), and LR 117 (3.07g/t Pt+Pd over 17 metres).  Drilling is currently suspended to enable assays to catch up and results to be interpreted.  Assays from the already drilled holes will continue to be reported as they become available.

DANA LAKE AREA

Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
	m	m	m	ft	ppb	ppb	ppb	g/t
DL-135	104.00	113.00	9.00	29.53	11	134	782	0.93
incl.	107.00	109.00	2.00	6.56	12	112	2007	2.13

DL-137	148.00	157.50	9.50	31.17	99	744	2204	3.05
incl.	152.50	157.00	4.50	14.76	181	1332	4125	5.64
incl.	152.50	155.00	2.50	8.20	249	1996	6070	8.31
and	172.50	175.50	3.00	9.84	102	407	1527	2.04

DL-138	211.50	215.00	3.50	11.48	27	229	696	0.95

DL-141	144.00	146.00	2.00	6.56	52	329	1099	1.48
incl.	144.50	145.00	0.50	1.64	96	827	3023	3.95

DL-145	20.00	51.00	31.00	101.71	45	245	724	1.01
incl.	35.00	38.00	3.00	9.84	91	593	1938	2.62
incl.	46.00	48.00	2.00	6.56	103	716	2274	3.09

DL-147	142.00	144.00	2.00	6.56	57	336	765	1.16

DL-148	191.00	192.00	1.00	3.28	36	278	674	0.99

DL-149	189.00	196.00	7.00	22.97	82	602	2052	2.74
incl.	191.00	194.00	3.00	9.84	145	1203	4343	5.69

DL-150	38.00	40.00	2.00	6.56	39	682	2043	2.76

LISMER’S RIDGE
Drill Hole	From	To	Int	Int	Au	Pt	Pd	Au+Pt+Pd
LR-108	269.00	296.00	27.00	88.59	56	269	786	1.11
incl.	285.50	294.00	8.50	27.89	81	344	1093	1.52
incl.	289.00	291.00	2.00	6.56	72	634	1818	2.52
incl.	290.00	291.00	1.00	3.28	92	859	2692	3.64

LR-111	163.00	164.00	1.00	3.28	86	460	470	1.02

LR-117	176.00	193.00	17.00	55.78	129	729	2239	3.10
incl.	186.00	192.00	6.00	19.69	173	1096	3374	4.64
incl.	189.00	190.00	1.00	3.28	336	2020	6182	8.54

LR-118	169.00	174.00	5.00	16.41	87	560	1667	2.31
incl.	170.00	171.00	1.00	3.28	183	1840	5508	7.53

LR-119	185.00	206.00	21.00	68.90	74	511	1422	2.01
incl.	185.80	194.00	8.20	26.90	95	670	2082	2.85
incl.	185.80	188.00	2.20	7.22	154	1229	3811	5.19

LR-120	206.00	268.50	62.50	205.06	35	260	715	1.01
incl.	224.00	236.00	12.00	39.37	63	700	1974	2.74
incl.	224.00	230.00	6.00	19.69	73	985	2851	3.91
incl.	224.00	228.00	4.00	13.12	61	1259	3467	4.79
incl.	225.00	226.00	1.00	3.28	60	1960	5506	7.53

LR-121	116.00	149.00	33.00	108.27	42	219	628	0.89
incl.	140.00	144.00	4.00	13.12	79	417	1246	1.74

Collar Locations

PFN is listed on The Toronto Stock Exchange (PFN) and the OTCBB (PAWEF) and has received 20F clearance in the United States. The Qualified Person for this release is Scott Jobin-Bevans, M.Sc, P.Geo. Assays were carried out by XRAL Laboratories (SGS Group).

On behalf of the Board of Directors

“Harry Barr”

Harry Barr

President and CEO

S.E.C. 12g(3) exemption # 82-4828

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

August 22, 2003

Item 3: Press Release

A Press release dated and issued August 22, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company announces partial closing of the two part brokered private placement announced July 2, 2003.

Item 5: Full Description of Material Change

See attached News Release dated August 22, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ August 25, 2003____________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP.

2303 West 41st Avenue, Vancouver, BC  V6M 2A3   Toll free 1-800-667-1870

Symbol: PFN-Toronto Stock Exchange / PAWEF- OTCBB

Pacific North West Capital Corp. NEWS RELEASE August 22nd, 2003

PACIFIC NORTH WEST CAPITAL CORP.

Brokered Private Placement

Pacific North West Capital Corp. (the “Company”) wishes to announce the partial closing of the two-part brokered private placement announced July 2, 2003.

Pursuant to the first part of the brokered private placement, the Company has issued 62,000 units at a purchase price of $0.45 per unit for total proceeds of $27,900, with each unit being comprised of one common share of the Company and one-half of one share purchase warrant.  Each whole share purchase warrant is exercisable into one common share of the Company at a price of $0.60 per share for a period of 12 months after the date of issuance of the warrants.

Pursuant to the second part of the brokered private placement, the Company has issued 1,111,111 flow-through common shares at a purchase price of $0.45 per flow-through common share for total proceeds of $500,000.

As partial consideration for brokering the private placement, the Company issued 117,310 broker warrants, with each broker warrant being exercisable into one common share of the Company at a price of $0.50 per share for a period of 12 months after the date of issuance of the broker warrants.

Non-Brokered Private Placement

The Company is also pleased to announce that it has now closed the non-brokered private placement previously announced July 2, 2003.  Accordingly, the Company has issued an aggregate 1,111,111 special warrants (“Special Warrants”) at a price of $0.45 per Special Warrant for total proceeds of $500,000.  Each Special Warrant is convertible, at no additional charge to the holder thereof, into a unit which is comprised of one common share of the Company and one-half of one share purchase warrant. Each whole share purchase warrant is exercisable into one common share of the Company at a price of $0.60 per share for a period of 12 months after the date of issuance of the Special Warrants. The Company may be required to obtain shareholder approval to the non-brokered private placement prior to conversion of the Special Warrants into units in order to comply with TSX policies.  If required, the Company will be seeking such approval at its upcoming Annual General Meeting (“AGM”) scheduled for October 8, 2003.  The Special Warrants will be converted into Shares and Warrants immediately following the AGM, assuming shareholder approval is obtained.  In the event the Company does not receive shareholder approval to this transaction, the Special Warrants will be cancelled without conversion and the Company will be obligated to return the private placement proceeds to the subscribers.

On behalf of the Board of Directors

S.E.C. 12g(3) exemption # 82-4828 The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

“Harry Barr”

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

August 29, 2003

Item 3: Press Release

A Press release dated and issued August 29, 2003 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company wishes to announce that it has entered into an Option / Joint Venture with CanAlaska Ventures Ltd. on its Glitter Lake Property located in Quebec.

Item 5: Full Description of Material Change

See attached News Release dated August 29, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___September 3, 2003___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP.

2303 West 41st Avenue, Vancouver, BC  V6M 2A3   Toll free 1-800-667-1870

Symbol: PFN-Toronto Stock Exchange / PAWEF- OTCBB

Pacific North West Capital Corp. NEWS RELEASE August 22nd, 2003

PFN JOINT VENTURES WITH CANALASKA ON GLITTER LAKE PGM PROJECT

Pacific North West Capital Corp. (PFN : TSX) is pleased to announce that it has entered into an Option/ Joint Venture with CanAlaska Ventures Ltd (CVV: TSXV) on its Glitter Lake Property. Under the terms of the Agreement Pacific may earn a 50% interest by issuing 60,000 shares, making cash payments totalling $45,000 and completing exploration expenditures  $700,000 over 4 years.  PFN may increase its interest to 60% by completing a Feasibility Study and up to 70% by placing the property into commercial production.

Glitter Lake. The Glitter Lake property, 100% owned by CanAlaska, is located in Quebec.  Glitter Lake is, located approximately 135 kilometers north-northeast of the town of Matagami, Quebec. The Glitter Lake property has significant potential for PGE mineralization associated with Cu-Ni sulphide mineralization.

The Glitter Lake property covers the projected northern and southern extensions of the Horden Lake Cu-Ni deposit.  A pre-feasibility study on the Horden Lake deposit, prepared by Watts, Griffis and McQuat Limited (WGM) dated 1993 estimated the Horden Lake deposit to contain an in situ geological reserve of 1.24 million tonnes, in the probable category, averaging 1.91% Cu, 0.40% Ni and 4.37 million tonnes in the possible category averaging 1.27% Cu and 0.38% Ni.  The Platinum-Group element (PGE) potential of the area was mentioned but no specific PGE values were included.

An IP survey subsequently conducted on the Property identified 5 high priority targets showing good strike continuity. Follow-up prospecting was completed over these target areas and a total of 98 grab samples were collected from gabbroic outcrop exposures and submitted to XRAL (Toronto) for Pt, Pd, Au fire assay and multi-element analyses.

Several of the grab samples analyzed returned significant Cu-Ni and associated PGE value.  Significant assays are reported below. Of the 98 samples 21 assayed >100 ppb 3E with 5 samples assaying over ½ gram.

Sample #	Pt ppb	Pd ppb	Cu ppm	Ni ppm
50418	76	569	4636	2179
58001	221	513	5453	449
58030	143	512	3155	1016
58031	104	444	3837	654
58038	129	651	751	869
58043	27	1352	10,000	3077
58106	166	553	3071	905
58114	203	714	10,000	448
58123	26	532	7175	4813
58127	85	498	5089	939

A previous sampling program also returned significant assays values. (see table) of 165 samples were taken 79 samples returned values higher that 100 ppb Pt + Pd, 16 samples > 200 ppb, 9 samples > 300 ppb, 3 samples > 400 ppb, and 9 samples returned values greater than ½ gram.

To date, <11km of the eastern contact of the prospective gabbroic sill has been explored. A program of airborne and ground geophysics has been recommended to further refine the regional geology and to define diamond drilling targets.

The Qualified Person for this release is John Royall, P.Eng.

On behalf of the Board of Directors

S.E.C. 12g(3) exemption # 82-4828 The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

“Harry Barr”

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 21, 2003 of (i) 62,000 common shares of the Issuer and 31,000 share purchase warrants of othe Issuer; (ii) 1,111,111 flow-through common shares of the Issuer; and (iii) 117,310 broker warrants, the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 21st day of August, 2003.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTUMENT 45-102

RESALE OF SECURITIES

PACIFIC NORTH WEST CAPITAL CORP. (the “Issuer”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 21, 2003 of 1,111,111 common shares of the Issuer and 555,555 share purchase warrants of the Issuer; the Issuer was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

Dated at Vancouver, British Columbia, on this 27th day of August, 2003.

PACIFIC NORTH WEST CAPITAL CORP.

“Taryn Downing”

By:

Taryn Downing

Corporate Secretary